GENTING BERHAD

(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel: 03-2178 2288, 2333 2288 Fax: 03-2161 5304 Telex: MA 30022.

29 May 2008

08002937

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

BY FAX # 001-202-772-9207

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Article entitled : "Genting to sell power assets" for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
JUN 0 2 2008 E
THOMSON REUTERS

RECEIVED
2008 JUN -2 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully
GENTING BERHAD

[signature]

LOH BEE HONG
Company Secretary

Encls..
F:\USERS\SEC\ANNA\Letters\ADR.doc

dw 6/2

Exemption No 82-4962

BURSA MALAYSIA

General Announcement

Initiated by **GENTING - COMMON** on **28/05/2008 06:10:24 PM**
Ownership transfer to **GENTING** on **28/05/2008 06:10:31 PM**
Submitted by **GENTING** on **28/05/2008 06:16:46 PM**
Reference No **GG-080528-7E245**
Form Version V3.0

Submitted

Company Information

Main Board/ Second Board Company
New Announcement

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
*** Company name**	GENTING BERHAD
*** Stock name**	GENTING
*** Stock code**	3182
*** Contact person**	MS LOH BEE HONG
*** Designation**	COMPANY SECRETARY
*** Contact number**	03-23336120
E-mail address	elaine.loh@genting.com

Type *	**Announcement**
Subject *:	ARTICLE ENTITLED: "GENTING TO SELL POWER ASSETS"

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the verbal query from Encik Marzuki of Bursa Malaysia Securities Berhad to Genting Berhad ("Genting") pertaining to the above news article appearing on the front page of The Edge Financial Daily on Wednesday, 28 May 2008.

Genting wishes to confirm that it has been approached by various parties for the potential purchase of its power assets. As Genting is constantly reviewing its portfolio of investments to assess the efficiency of its invested capital and to optimise returns, it has had discussions with third parties to explore opportunities as and when they are presented.

If there are any developments requiring an announcement to be made to Bursa Malaysia Securities Berhad, Genting will make the appropriate announcement in due course.

Yours faithfully
GENTING BERHAD

LOH BEE HONG
COMPANY SECRETARY

Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- (please attach the attachments here)

- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate refere nce to the table(s) in the Contents of the Announcement:

END